

Ricky Herbert · 3rd

Passionate Public Educator and Creative Thinker

Lawton, Oklahoma, United States · 216 connections ·

Contact info

Epic Charter Schools

East Central University

Experience

Principal
Epic Charter Schools
Nov 2014 – Present · 6 yrs 6 mos
Oklahoma City, Oklahoma Area

One on one education for students.

Teacher/ Coach
Lawton Public Schools
Aug 2004 – May 2016 · 11 yrs 10 mos
Lawton, Oklahoma

Web Design, Computer Applications, and Careers Exploration

Electives Department Chair

...see more

Education

East Central University

Masters, Sports Administration - Secondary Education

2004 – 2007

Activities and Societies: East Central Football Team

ECU TIGER FOOTBALL 1999-2004

East Central University

Bachelor of Science (BS), Health and Physical Education/Fitness

1999 – 2004

ECU TIGER FOOTBALL 1999-2004

Eisenhower High School

General education, General Studies

1996 – 1999

Football
Baseball